[redacted]

08033050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEMPERT BROTHERS INTERNATIONAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 SOUTH END AVEUNE - SUITE 28-L
(No. and Street)

NEW YORK	NEW YORK	10280
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francine J. Goodman **212-466-6329**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 03 2009
THOMSON REUTERS

Mail Processing
Section
DEC 3 0 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Mitch Borcherding**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

LEMPERT BROTHERS INTERNATIONAL USA, INC., as

of **September 30**, 20 **08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mitch Borcherding
Signature

President
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEMPERT BROTHERS INTERNATIONAL USA, INC.

SEPTEMBER 30, 2008

INDEX

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO FINANCIAL STATEMENTS	3-6

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Lempert Brothers International USA, Inc.

We have audited the accompanying statement of financial condition of Lempert Brothers International USA, Inc. (the "Company") as of September 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lempert Brothers International USA, Inc. as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
December 29, 2008

LEMPERT BROTHERS INTERNATIONAL USA, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

ASSETS		
Cash	$	12,189
Accounts receivable		9,865
TOTAL ASSETS	$	22,054
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	17,009
Total Liabilities		17,009
Commitments and contingencies (Note 3)		-
Stockholder's equity		
Common stock, without par value, authorized 6,000 shares, issued and outstanding 6,000 shares		1,488,064
Additional paid-in-capital		278,100
Accumulated deficit		(1,761,119)
Total Stockholder's Equity		5,045
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	22,054

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Lempert Brothers International USA, Inc. (the "Company") was incorporated on December 18, 2002. In April 2007, the Company was sold to The Seventh Trust, a Washington State Trust and their wholly owned subsidiary, Trubon Securities, LLC. At that time the Company cancelled its clearing agreement and reduced its operations.

Nature of Business

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business limited to private placements of securities. During fiscal 2008 the Company had no revenue from this business.

Going Concern Consideration

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses and limited revenues. The Company reported a loss of $122,095 for the year ended September 30, 2008, has lost $1,761,119 since inception and currently has limited operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management plans to contribute capital as required while it develops its business operations. If the Company is unable to generate sufficient revenues or raise sufficient additional capital, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Related Party Transactions

The Parent, The Seventh Trust via its other subsidiary, Trubon Securities, LLC has agreed to pay office and administrative expenses including rent, telephone, cable, electric, health insurance and office supplies for the Company. The Company is dependent upon the parent for continued financial support.

NOTE 3- COMMITMENTS AND CONTINGENCIES

Office Space

Office space is paid for by the Company's parent.

NOTE 4- NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of the Financial Industry Regulation Authority ("FINRA"), the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2008, the Company's net capital was ($4,820) which was $9,820 less than its required net capital of $5,000. The Company's debt-equity ratio was 3.53 to 1.

NOTE 5- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6- RELATED PARTY TRANSACTIONS

The Company has a expense sharing agreement with a subsidiary of its Parent. Under the terms of the Agreement, the Parent agrees to pay all financial expenses of the Company.

NOTE 7- INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current:		
Federal	$	(22,000)
State and local		(20,000)
Deferred:		
Federal		22,000
State and local		20,000
	$	-

A reconciliation of differences between the statutory U.S. federal income tax rate and the Company's effective tax rate follows:

Statutory federal income tax	34%
Federal bracket adjustment	-10%
State and local income tax-net of federal benefit	10%
Valuation allowance	-34%
	0%

NOTE 7- INCOME TAXES (continued)

The components of deferred tax assets and liabilities are as follows:

Deferred tax assets:		
Net operating loss carryforward	$	72,000
Total deferred tax assets		72,000
Valuation allowance		(72,000)
Net deferred tax assets	$	-

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At September 30, 2008, a valuation allowance for the full amount of the net deferred tax asset was recorded because of continuing losses and uncertainties as to the amount of taxable income that would be generated in future years. As a result of the change in ownership the net operating loss carry forwards may be disallowed.

At September 30, 2008 the Company has available operating loss carryforwards of approximately $220,000 which expire through the year 2028.

END